Exhibit 11

MIDWESTONE FINANCIAL GROUP

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Earnings per Share Information:

Weighted average number of shares outstanding during the year	3,828,419	3,895,825	3,871,562	3,880,085

Weighted average number of shares outstanding during the year including all dilutive potential shares	3,941,184	3,977,102	3,974,208	3,958,864

Net earnings	$1,402,672	$1,541,542	$4,128,234	$4,500,666

Earnings per share—basic	$0.37	$0.40	$1.07	$1.16

Earnings per share—diluted	$0.36	$0.39	$1.04	$1.14